Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 9, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the Company’s fourth quarter and full year 2012 production results.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 9, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR		January 9, 2013
NYSE - AG
Frankfurt - FMV

Achieved Record Production of 2.6M Silver Eqv. Ounces (2.3M Silver Ounces) in Q4 ;
Produced a Record 9.1M Silver Eqv. Ounces (8.3M Silver Ounces) in 2012

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2012 production results.

Highlights

  Total production increased by 5% to a new quarterly record of 2.6 million silver equivalent ounces
  Total silver production increased by 5% to a new quarterly record of 2.3 million ounces
  Silver production amounted to 90% of total metal production in the fourth quarter
  A new yearly record of 9.1 million silver equivalent ounces were produced representing a 20% increase from 2011
Consolidated	Quarter Ended December 31, 2012	Quarter Ended September 30, 2012	% Variance
Ore processed/tonnes milled	701,618	666,688	5%
Total production - ounces of silver equivalent	2,562,926	2,438,085	5%
Silver ounces produced	2,311,146	2,205,237	5%
Ag grade (g/t)	176	167	5%
Ag recovery (%)	58%	62%	(5)%
Pounds of lead produced	3,751,074	3,307,944	13%
Equivalent ounces from lead	114,293	99,263	15%
Gold ounces produced	1,540	1,537	0%
Equivalent ounces from gold	86,124	91,690	(6)%
Pounds of zinc produced	1,363,330	844,953	61%
Equivalent ounces from zinc	36,927	24,577	50%
Tonnes of iron ore produced	4,432	4,673	(8)%
Equivalent ounces from iron ore	14,436	17,318	(17)%
Total underground development (m)	14,802	14,595	1%
Diamond drilling (m)	25,940	44,670	(42)%

The total production in 2012 reached 9,110,452 equivalent ounces of silver, representing a 20% increase over 7,562,494 equivalent ounces of silver produced in 2011.

The equivalent silver production for 2012 consisted of 8,260,434 ounces of pure silver, representing a 14% increase from the prior year, 13,240,889 pounds of lead, representing a 68% increase from the previous year, 4,952,899 pounds of zinc, representing a 2,671% increase from the previous year, 18,329 tonnes of iron ore, representing an 85% increase from the previous year, and 4,221 ounces of gold, representing an increase of 175% compared to the previous year. Total silver production in 2012 as a percentage of total metal production amounted to 91%.

Keith Neumeyer, President and CEO, stated, "Another great year which marked our ninth year of consecutive record growth in silver production. Our team once again deserves recognition of this great achievement. We look forward to a great 2013 with the Del Toro mine coming on line and the expansion currently underway at the La Guitarra mine."

The Company has elected to provide guidance for 2013 production estimated in a range from 12.3 to 13.0 million ounces of silver equivalent or 11.1 to 11.7 million ounces of pure silver. On a year-over-year comparison, this 2013 estimate represents an increase of 34% to 42% of pure silver production maintaining First Majestic’s status as the silver industry’s growth leader. The Company remains on a very aggressive growth plan over the next few years with the ongoing development of the Del Toro Silver Mine, La Guitarra Silver Mine, and the La Luz Silver Project.

January 12, 2013 is the planned date for commencement of phase one production at Del Toro at 1,000 tpd through flotation, which will allow for the production of lead and zinc concentrates. By the end of the second quarter, management expects phase two of production (1,000 tpd flotation and 1,000 tpd cyanidation) to commence allowing for the production of silver doré bars. The Company remains on schedule for the final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by mid-2014 at which time Del Toro is expected to become the Company’s largest operation and is projected to produce approximately 6 million ounces of silver per year annualized.

This exploration program for 2012 consisted of 135,769 metres of diamond drilling compared to 56,713 metres drilled in 2011. The total underground development completed in 2012 amounted to 57,267 metres compared to 37,311 metres developed in 2011. It is further anticipated that new updated NI 43-101 Technical Reports will be released on each of the Company’s projects in 2013, beginning with the San Martin Silver Mine in the first quarter.

With respect to the fourth quarter production results, total ore processed at the Company's four operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the La Guitarra Silver Mine, amounted to 701,618 tonnes milled in the quarter representing a 5% increase over the previous quarter. The average silver head grade in the quarter for the four mines increased 5% from the previous quarter to 176 g/t of silver. The overall combined recoveries of silver decreased from 62% to 58%.

The Company developed 14,802 metres underground in the fourth quarter, compared to 14,595 metres of underground development completed in the previous quarter. Development has been focused on increasing the Reserve and Resource preparation ratios at the four operating mines and further mine preparation at Del Toro in advance of phase two of production through cyanidation expected to commence in mid-2013.

Also, the diamond drilling programs in the fourth quarter totalled 25,940 metres of exploration drilling over 168 holes for a 2012 annual total of 135,769 metres of drilling completed over 674 holes at the Company's four mines, and at the Del Toro Silver Mine.

As a result of the efforts and work completed in 2012, some of the improvements and advances made during the year included:

At the La Encantada Silver Mine

  A third ball mill was successfully installed bringing the fresh mine ore milling capacity to 1,800 tpd, an increase of 800 tpd. The increase in processing ore from the mine relative to ore from old tailings assisted in improving overall grades and recoveries at the processing plant
  Underground development was focused on areas within the mine that contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe. During the year these areas came into production and are further anticipated to contribute to an overall higher grade improvement and higher recovery for the operation.
  Due to the extensive underground exploration program underway, a new high-grade breccia pipe called “990” was discovered early in 2012 which is currently being defined showing silver grades in the range of 230 g/t to 500 g/t. This new area was brought into production late in the fourth quarter of 2012 and is expected to improve the fresh ore grade feed to the mill.
  A total of 3,186 metres were drilled in the fourth quarter compared to 4,715 metres of drilling in the third quarter of 2012. In addition, a total of 3,554 metres of underground development was completed in the fourth quarter compared to 3,328 metres of development in the third quarter of 2012.
  A new NI 43-101 Technical Report is planned for release prior to year end 2013.

At the La Parrilla Silver Mine

  The new 2,000 tpd dual-circuit processing mill at La Parrilla was commissioned in early 2012 and exceeded annual production guidance as a result of higher recoveries and throughput levels.
  New tailing filters were installed allowing the mill to operate on approximately 80% of recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control by First Majestic that utilizes this new environmentally friendly technology.
  As part of the current expansion program, an intensive underground development program and a new ramp system is under construction including a new production shaft which is starting to be developed in early 2013. In addition, there was 589 metres of development at Level 11, which will become the new underground rail transportation system connecting the different underground areas to the shaft was completed in 2012. This investment is expected to improve logistics and the transportation of ore to the mill, ultimately reducing overall costs. This shaft is planned for completion in early 2014.
  Following the conclusion of a regional geophysics program in 2012, a regional exploration drill program was designed to target geological anomalies in far reaching areas within La Parrilla’s large 69,460 hectare land package. This regional drill program is expected to commence in the second half of 2013
  The total metres drilled during the fourth quarter amounted to 4,618 metres compared to 9,201 metres drilled in the previous quarter. Development completed in the quarter totaled 5,198 metres compared with 5,122 metres developed in the third quarter of 2012.

At the San Martin Silver Mine

  The construction of two new large leaching tanks designed to replace some older and smaller leach tanks was completed in 2012. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further mill improvements are scheduled for 2013 and will include new clarification filters and new tailings filters to recirculate water and to improve environmental conditions.
  The preliminary results of the exploration drilling program at the Rosarios/Huichola veins continues to return very positive results, showing further definition of the North/South system of veins that were previously unknown. The Company is planning to release an updated NI 43-101 Technical Report within the first quarter of 2013.

  Total metres drilled in the fourth quarter amounted to 4,361 metres compared to 9,405 metres drilled in the previous quarter. In addition, 1,966 metres of development were completed in the fourth quarter of 2012 compared to 1,809 metres of development in the third quarter of 2012.

At the Del Toro Silver Mine

  Wet commissioning of the 1000 tpd flotation mill was initiated in the third week of December and completed on January 6, 2013. Ore is scheduled to be introduced into the circuit in the coming days with first production scheduled to commence on January 12th.
  All permits and approvals have been received from the State of Durango for the 115,000KW power line which is required for phase two production of 2000 tpd scheduled for mid-2013. Construction of this new power line began on January 2, 2013. Permits from the State of Zacatecas remain outstanding but are in the final stages of completion. The plan calls for construction to be completed in April 2013. For the first phase of production at 1,000 tpd, power will be supplied by the current 34,000 KW power line plus portable diesel generators.
  In August 2012, the Company received the final Environmental Impact Statement permit from the Mexican government (SEMARNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. This was the final permit needed to achieve the targeted mill capacity of 4,000 tpd by mid-2014.
  Total metres drilled in the fourth quarter amounted to 5,687 metres compared to 11,365 metres drilled in the previous quarter. In addition, 2,870 metres of development were completed in the fourth quarter of 2012 compared to 3,150 metres of development in the third quarter of 2012.
  Development within the three mines (San Juan, Perseverancia/San Nicolas and Dolores) has produced 97,700 tonnes of stockpiled ore on surface in the last few quarters which will be the initial feed for the mill at the planned rate of 1,000 tpd. Further development in the first half of 2013 will be focused on preparing the mines for phase two of production (1,000 tpd flotation and 1,000 tpd cyanidation) in the second half of the year.

At the La Guitarra Silver Mine

  On July 3, 2012, the Company successfully completed the acquisition of Silvermex which resulted in the La Guitarra Silver Mine becoming the Company’s fourth producing silver mine.
  The Company plans to increase production levels from the current capacity of 350 tpd to 500 tpd at the beginning of February 2013. During the third and fourth quarter of 2012, foundations for a new ball mill were constructed. Spare flotation cells were also sent from the La Encantada mine to add to the flotation capacity. The installation of these new components is almost complete.
  An underground development program was implemented in order to meet the mill’s higher capacity for this first ramp up. It is expected that throughput during 2013 will be maintained at 500 tpd which will result in silver production at La Guitarra reaching approximately one million silver ounces in 2013.
  Following the acquisition, an aggressive exploration program was developed across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec Mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.
  Total metres drilled in the fourth quarter amounted to 8,088 metres compared to 9,984 metres drilled in the previous quarter. In addition, 1,214 metres of development were completed in the fourth quarter of 2012 compared to 1,186 metres of development in the third quarter of 2012.
  The concentrates being produced at La Guitarra through the flotation circuit are currently being shipped to the La Parrilla mill for leaching in the cyanidation process and are being converted into silver doré bars.
  Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with a planned commencement of construction in the third or fourth quarter of 2013. At 1,000 tpd throughput through cyanidation, production is anticipated to reach over two million ounces of silver doré production per year annualized.

At the La Luz Silver Project

  The permit for the restoration of the old historic buildings at the Santa Ana Hacienda was received in August 2012 and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings has been completed to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form part of a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.
  The Sustainable Development Project includes a jewelry school which completed its first course with a total of 13 students graduating. Also, music and craftsman (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 to 20 years of age. Additionally, public baseball and football fields were built within the El Potrero community.
  To date, the Baseline Study and the Geo-hydrologic Study have been completed.
  The Environmental Impact Statement, the Risk Study, and the Change of Use of Land Studies are expected to be presented to government authorities in late 2013 or early 2014 subject to the legal orders presently in progress.
  The Company has submitted three different legal orders in order to obtain the authorization to present its final permit applications. To date, the Company has obtained one positive resolution and expects the remaining orders to be authorized in 2014

Orko Silver Corp.

  As announced on December 16, 2012, First Majestic entered into a friendly agreement with Orko Silver Corp. to acquire all the issued and outstanding shares of Orko at an exchange ratio of 0.1202:1
  It is expected that this acquisition will close in late February 2013.
  Subject to closing, the Company expects to release a new Preliminary Economic Assessment (PEA) on La Preciosa with optimal mine plan in the second half of 2013.

At the Plomosas Silver Project and other assets:

  First Majestic is reviewing the exploration program for the adjacent Rosario and San Juan properties in the Sinaloa Mexico mining area. This exploration program is planned to commence in the second half of 2013. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production portfolio.

First Majestic is a producing company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.